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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 13E-4

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                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                                (AMENDMENT NO.2)

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                          LOCKHEED MARTIN CORPORATION
                               (Name of Issuer)

                          LOCKHEED MARTIN CORPORATION
                     (Name of Person(s) Filing Statement)

                                 COMMON STOCK
                          par value $1.00 per shares
                        (Title of Class of Securities)

                                  539830 10 9

                     (CUSIP Number of Class of Securities)

                               Stephen M. Piper
                          LOCKHEED MARTIN CORPORATION
                             6801 Rockledge Drive
                           Bethesda, Maryland 20817
                                (301) 897-6000

                                   -Copy to-

                              William J. Phillips
                             Jonathan L. Freedman
                               Dewey Ballantine
                          1301 Avenue of the Americas
                        New York, New York  10019-6092
                                (212) 259-8000

         (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on behalf of
                          Person(s) Filing Statement)

                              September 16, 1996
                   (Date Tender Offer First Published, Sent
                         or Given to Security Holders)

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                This Amendment No. 2 amends and supplements the Issuer Tender
Offer Statement on Schedule 13E-4, dated September 16, 1996, as amended by Amendment No. 1 dated October 21, 1996, of Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), relating to the offer by Lockheed Martin to exchange 4.72 shares of common stock, par value $.01 per share ("Materials Common Stock"), of Martin Marietta Materials, Inc., a North Carolina corporation ("Materials"), of which Lockheed Martin owns approximately 81% of the issued and outstanding shares, for each share of common stock of Lockheed Martin, par value $1.00 per share ("Lockheed Martin Common Stock"), upon the terms and subject to the conditions set forth in the Offering Circular - Prospectus dated September 16, 1996 (the "Offering Circular - Prospectus") and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offering Circular - Prospectus.

ITEM 9.         MATERIAL TO BE FILED AS EXHIBITS.

                (a) (16)    Press Release dated October 25, 1996.

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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 1996

                                        LOCKHEED MARTIN CORPORATION



                                        By:  /s/  Stephen M. Piper
                                           --------------------------
                                           Name:  Stephen M. Piper
                                           Title: Associate General
                                                  Counsel and
                                                  Assistant Secretary

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                                 EXHIBIT INDEX

Exhibit No.                       Description                          Page No.
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(a) (16)                          Press Release dated
                                  October 25, 1996